SEWARD & KISSEL LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

April 9, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	North Square Investments Trust (the “Registrant”)

Registration Statement on Form N-14

To the Commission:

Attached for filing is the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) in connection with (i) the proposed acquisition by Fort Pitt Capital Total Return Fund, a series of the Registrant, of all of the assets, and assumption of all of the liabilities, of Fort Pitt Capital Total Return Fund, a series of Advisors Series Trust. This Registration Statement is filed pursuant to Rule 488 under the 1933 Act.

Please contact the undersigned at (202) 661-7195 with any comments or questions.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

SK 06812 0001 11023819 v1